UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN

Spire Inc.

700 Market Street
St. Louis, Missouri 63101

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
The Laclede Gas Company - Missouri Gas Energy
Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 23, 2016

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Cash	$995	$—

Investments, at Fair Value	53,026,967	53,588,714

Notes Receivable from Participants	2,097,716	2,359,260

Contributions Receivable:
Employee contributions	62,787	54,025
Employer contributions	50,859	58,602
Total Contributions Receivable	113,646	112,627

NET ASSETS AVAILABLE FOR BENEFITS	$55,239,324	$56,060,601

See notes to financial statements.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
ADDITIONS:

Contributions:
Employee	$2,082,334	$2,052,133
Rollover	—	46,393
Employer	1,445,584	1,623,692
Total Contributions	3,527,918	3,722,218

Investment Income:
Interest and dividends	718,382	1,326,994
Net (depreciation) appreciation in fair value of investments	(181,313)	2,132,035
Net Investment Income	537,069	3,459,029

Interest income on notes receivable from participants	95,574	121,915

TOTAL ADDITIONS	4,160,561	7,303,162

DEDUCTIONS:

Distributions to participants	4,224,012	10,113,607
Administrative fees	22,581	10,720
Transfers out	735,245	39,673,360

TOTAL DEDUCTIONS	4,981,838	49,797,687

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(821,277)	(42,494,525)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	56,060,601	98,555,126

End of year	$55,239,324	$56,060,601

See notes to financial statements.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan (“the Plan”) have been prepared on the accrual basis of accounting.
Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value ("NAV") practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. It also eliminates certain disclosures for investments eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has reviewed ASU 2015-07 and has determined that the Plan has investments that are measured at NAV utilizing the practical expedient. As permitted by ASU 2015-07, the Plan has adopted this pronouncement for the year ended December 31, 2015, and its investments in collective trust funds that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts ("FBRICs") and provide the related fair value disclosures under Subtopic 820-10; rather, these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. The guidance also clarifies that indirect investments in FBRICs should not be reflected as FBRICs and, therefore, should be reported at fair value. Concurrent with the Plan's implementation of ASU 2015-12, the Statements of Net Assets Available for Benefits for all periods presented no longer reflect the stable value fund as a FBRIC and as such the investment is now measured at fair value without an adjustment to contract value. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit a plan to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month, which is not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Plan management reviewed ASU 2015-12 and decided to early adopt Part I and Part II of the standard as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the fair value hierarchy, are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts

(“CCTs”) are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a common/collective trust that has investments in FBRICs. The Plan’s CCT investments in FBRICs are presented at fair value measured using the NAV practical expedient in the Statements of Net Assets Available for Benefits at both December 31, 2015 and 2014.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2015 and 2014.
Presentation/Reclassifications – Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. See Recent Accounting Pronouncements above. These reclassifications had no effect on net assets available for benefits.
2. INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the years ended December 31, 2015 and 2014 and is provided for informational purposes only. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was established on January 1, 2013 by the Southern Union Company. The Plan was amended and restated on July 26, 2013 when Missouri Gas Energy ("MGE") was sold to Spire Inc. (formerly known as The Laclede Group, Inc.) and Laclede Gas Company (the "Company") became the Plan sponsor. Pursuant to an amendment on April 1, 2014, non-union participants were transferred to the Laclede Gas Company Salary Deferral Plan, and $39,581,293 of the transfers out during 2014 represents the related transfer of assets. Also effective with the April 1, 2014 amendment, Fidelity Management Trust Company ("Trustee") replaced JP Morgan Chase Bank, N.A. as the Plan trustee. The Trustee also serves as custodian and third-party administrator of the Plan. The Plan was amended and restated effective January 1, 2015 to incorporate all changes since the July 26, 2013 amendment and restatement.
Eligibility – Effective June 1, 2014, to be eligible to participate in the Plan, an employee must complete 90 consecutive days of service as defined in the Plan document. The Trustee performs the enrollment function and eligible employees are auto-enrolled in the Plan. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.
Contributions – The Plan permits eligible employees to elect to defer a portion of compensation, subject to certain limitations. The Plan includes an automatic deferral feature whereby a participant is treated as electing to defer 5% of eligible compensation unless the participant made an affirmative election otherwise. The auto-enrollment contribution rate was increased from 3% to 5% effective June 1, 2014. Employee rollover contributions are also permitted.
Prior to June 1, 2014, for union employees hired before May 1, 2009, the Company made matching contributions of 100% of up to the first 4% of each participant's compensation that the participant elected to defer and 50% of the employee deferral amounts exceeding 4% of each participant's compensation up to a maximum of 5% of compensation. For union employees hired on or after May 1, 2009, the maximum was 7%. Effective June 1, 2014, employer matching contributions for each participant equal 100% of the first 5% of each participant's compensation that the participant elects to defer, including catch-up contributions.

Effective June 1, 2014, the Plan also has a special non-elective employer contribution. For all non-IBEW Union Employees hired on or after May 1, 2009, the Company makes, on a payroll basis, a non-elective contribution equal to 3% of a participant's compensation that is eligible to be deferred.
Investment Options – Investment account options include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.
Notes Receivable from Participants – The Plan document includes provisions authorizing loans from the Plan to actively eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of the loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50 percent of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator. A participant may have no more than two outstanding loans at a given time, including one used to purchase the principal residence of the participant. Interest rates on participant loans ranged from 4.25% to 5.75% at December 31, 2015.
Participant Accounts – Each participant's account is credited with the participant's contribution, the Company's contribution and investment income and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting – Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A union participant is fully vested after six years of service. Notwithstanding the foregoing, any Plan participant who is credited with an hour of service on or after June 1, 2014, shall be 100% vested in the entire value of his accounts.
Payment of Benefits – Under the terms of the Plan, participants are entitled to receive the amount credited to their account upon normal retirement age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In event of death, the participant's account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through required minimum distributions.
Forfeited Accounts – During 2015 and 2014, there were no forfeitures of non-vested accounts.
Transfers – The accounts for the participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits.
3. INVESTMENTS, INVESTMENT RETURNS AND DISCLOSURES ABOUT FAIR VALUE OF PLAN ASSETS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014.

Where quoted market prices are available in an active market, investments are classified within Level 1 of the hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2015	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$40,114,534	$40,114,534	$—	$—
Common/collective trusts	6,837,673	—	6,837,673	—
Common stock – Spire Inc.	644,841	644,841	—	—
Total assets in the fair value hierarchy	$47,597,048	$40,759,375	$6,837,673	$—
Common/collective trusts measured at NAV*	5,429,919
Total assets	$53,026,967

December 31, 2014
Mutual funds	$39,781,453	$39,781,453	$—	$—
Common/collective trusts	7,222,609	—	7,222,609	—
Common stock – Spire Inc.	436,402	436,402	—	—
Total assets in the fair value hierarchy	$47,440,464	$40,217,855	$7,222,609	$—
Common/collective trusts measured at NAV*	6,148,250
Total assets	$53,588,714

*
Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS
The Plan obtained its latest determination letter on March 24, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter, but the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	RELATED PARTIES
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $22,581 and $4,924 of recordkeeping fees to the trustees in 2015 and 2014, respectively. At December 31, 2015 and 2014, the Plan held 10,854.088 and 8,203.050 shares, respectively, of common stock of Spire Inc., the parent company of the sponsoring employer, with a market basis of $644,841 and $436,402, respectively. During the years ended December 31, 2015 and 2014, the Plan received dividend income of $16,792 and $2,798, respectively.
6.    PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
EIN 43-0368139, Plan 003
Schedule of Assets (Held at End of Year)
(Form 5500, Schedule H, Line 4i)
December 31, 2015

	Identity of issue, borrower, lessor or similar party	Description of investment	Current value
*	Spire Inc. ESOP (also known as Spire Inc. Common Stock Fund)	Company stock fund (10,854.088 shares)	$644,841
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (106,343.885 units)	5,429,919
	BlackRock ACWI ex-US Index Fund	Common/collective trust (23,472.895 units)	200,773
	BlackRock Equity Index Fund T	Common/collective trust (23,272.960 units)	1,805,174
	BlackRock Money Market Fund W	Common/collective trust (758,195.330 units)	75,195
	BlackRock Russell 1000 Value Index Fund T	Common/collective trust (46,973.982 units)	1,195,446
	BlackRock Russell 2000 Index Fund T	Common/collective trust (5,251.996 units)	158,026
	BlackRock U.S. Debt Index W	Common/collective trust (167,295.154 units)	3,403,059
	Delaware Small Cap Value Fund Institutional Class	Mutual fund (5,134.105 shares)	247,823
	JP Morgan Small Cap Growth Fund - Class A	Mutual fund (159,704.561 shares)	1,898,887
	T. Rowe Price Blue Chip Growth Fund	Mutual fund (97,894.066 shares)	7,085,573
	American Funds EuroPacific Growth Fund - Class R5	Mutual fund (44,213.777 shares)	2,001,558
	Vanguard Institutional Target Income Fund	Mutual fund (10,961.314 shares)	214,842
	Vanguard Institutional Target Retirement 2010 Fund	Mutual fund (16,882.811 shares)	329,890
	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund (33,714.828 shares)	651,708
	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund (621,111.019 shares)	11,919,120
	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund (343,853.728 shares)	6,557,291
	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund (145,171.355 shares)	2,749,545
	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund (71,675.288 shares)	1,348,929
	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund (153,208.965 shares)	2,863,476
	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund (66,231.023 shares)	1,237,858
	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund (43,846.675 shares)	819,494
	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund (5,957.634 shares)	111,348
	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund (4,132.314 shares)	77,192
			53,026,967
*	Notes Receivable from Participants	Loans due at various dates through 2032, with interest rates ranging from 4.25% to 5.75%	2,097,716
			$55,124,683
	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Laclede Gas Company – Missouri Gas Energy
Wage Deferral Savings Plan

Date:	June 23, 2016	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
VP, Mergers & Acquisitions Integration, Strategy Execution & Continuous Improvement

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm